November 7, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown

Re:	Nuveen Premier Municipal Opportunity Fund, Inc. (File No. 811-06457) and Nuveen Premium Income Municipal Opportunity Fund (File No. 811-07792) (each, a “Registrant” and, together, the “Registrants”)

To The Commission:

On behalf of the Registrants, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on November 1, 2012 with respect to the preliminary proxy materials filed for each Registrant on October 25, 2012 relating to the approval of the Agreement and Plan of Reorganization in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of: (i) Nuveen Premier Municipal Opportunity Fund, Inc. (“Premier Opportunity”); and (ii) Nuveen Premium Income Municipal Opportunity Fund (“Premium Opportunity” and collectively with Premier Opportunity, the “Acquired Funds” or, each individually, an “Acquired Fund”) into Nuveen AMT-Free Municipal Income Fund (the “Acquiring Fund”). The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the proxy materials. Set forth below are the staff’s comments and the Registrants’ responses.

(1)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended these proposals?” in the Q&A Section and elsewhere in the proxy materials, as applicable, please clarify the statement that the proposed Reorganizations are intended to result in lower operating expenses per common share (excluding the costs of leverage) as a result of the larger size of the combined fund to indicate whether this is due to anticipated economies of scale.

Securities and Exchange Commission

November 7, 2012

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(2)	Comment: In the Answer to the Question “Will I have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section, please include disclosure that total annual operating expenses including the costs of leverage are expected to be higher for the combined fund.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(3)	Comment: In the “Comparative Performance Information” section on page 9 of the Joint Proxy Statement, please include the inception dates of the Funds in the chart.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(4)	Comment: In the “Information About the Reorganizations—General” section on page 10 of the Joint Proxy Statement, please use a term other than “float” in regards to the expected enhanced secondary market trading.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(5)	Comment: In the “Reasons for the Reorganizations—Effect on Shareholder Rights” section on page 15 of the Joint Proxy Statement, please delete the duplicative sentence at the end of the paragraph.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray

November 7, 2012

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Premier Municipal Opportunity Fund, Inc. (811-06457 ) and Nuveen Premium Income Municipal Opportunity Fund (811-07792) (each, a “Registrant” and together, the “Registrants”)

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of each Registrant to comments provided on November 2, 2012 regarding the preliminary proxy materials filed for each Registrant with the Commission on October 25, 2012.

Each Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. Each Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and each Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Premier Municipal Opportunity Fund, Inc.

Nuveen Premium Income Municipal Opportunity Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary